U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

For 4/12/05
Current Report on Form 8-K Series 2005-QA6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

SEC MAIL PROCESSING
RECEIVED
APR 1 3 2005
WASH. D.C. 185 SECTION

[redacted]

05050883

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 12th day of April 2005.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

PROCESSED
APR 1 5 2005
THOMSON
FINANCIAL

GMAC RFC Securities

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC.

All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis.

The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, RFSC may make a market in the securities referred to herein.

No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC Securities

5/1 & 5/6 Alt A Hybrid Arm Product
4/7/2005
All Stips Approximate

Product		5/1 & 5/6 Alt A Hybrid Arm Product
Credit Structure		Unrated Whole Loan
Total Collateral (+/-10%)		$240mm
Settlement Date		05/27/05
Compensating Interest		Paid per RALI Current Prospectus
Weighted Avg Gross (+/- 10bps)	**ALL INFO IS APPROX.**	5.83%
Service Fee		0.30%
Weighted Avg Pass-thru Rate (+/-10bps)		5.53%
Gross Margin		2.40%
Index - Libor (40% 1YR L / 60% 6m L)		100.0%
Cap at the Roll		5.48%
Periodic Cap		1.71%
Life Cap		5.49%
Weighted Avg Rate/PMT Change Frequency (Months)		8.4/8.4
Weighted Avg Original Maturity		360
Weighted Avg Remaining Maturity		358
Months to Roll		58
Weighted Average LTV		77.0%
CA Concentration		35.0%
Full/Alt Documentation		33.0%
Cash-Out Refinance		31.0%
Single Family Detached		82.0%
Interest Only		85.0%
Weighted Average FICO		721.0
Average Loan Balance		$235,000
Conforming Balance		60.0%
Prepay Penalty		10.0%

All Characteristics are preliminary, subject to adjustment and pool finaling
54 Day Delay
Offering contemplates a 10% diligence sample
10% clean up call

GMAC RFC Securities

3/1 & 3/6 Alt A Hybrid Arm Product
4/7/2005
All Stips Approximate

Product		3/1 & 3/6 Alt A Hybrid Arm Product
Credit Structure		Unrated Whole Loan
Total Collateral (+/-10%)		$250mm
Settlement Date		05/27/05
Compensating Interest		Paid per RALI Current Prospectus
Weighted Avg Gross (+/- 10bps)	**ALL INFO IS APPROX.**	5.60%
Service Fee		0.30%
Weighted Avg Pass-thru Rate (+/-10bps)		5.30%
Gross Margin		2.40%
Index - Libor (65% 1YR L / 35% 6m L)		100.0%
Cap at the Roll (33%-2% / 67%->2%)		3.64%
Periodic Cap		1.91%
Life Cap		5.95%
Weighted Avg Rate/PMT Change Frequency (Months)		10.1/10.1
Weighted Avg Original Maturity		360
Weighted Avg Remaining Maturity		358
Months to Roll		34
Weighted Average LTV		78.0%
CA Concentration		45.0%
Full/Alt Documentation		35.0%
Cash-Out Refinance		28.0%
Single Family Detached		83.0%
Interest Only		85.0%
Weighted Average FICO		722.0
Average Loan Balance		$260,000
Conforming Balance		60.0%
Prepay Penalty		10.0%

All Characteristics are preliminary, subject to adjustment and pool finaling
54 Day Delay
Offering contemplates a 10% diligence sample
10% clean up call

GMAC RFC Securities

7/1 & 7/6 Alt A Hybrid Arm Product
4/7/2005
All Stips Approximate

Product		7/1 & 7/6 Alt A Hybrid Arm Product
Credit Structure		Unrated Whole Loan
Total Collateral (+/-10%)		$35mm
Settlement Date		05/27/05
Compensating Interest		Paid per RALI Current Prospectus
Weighted Avg Gross (+/- 10bps)	**ALL INFO IS APPROX.**	5.95%
Service Fee		0.30%
Weighted Avg Pass-thru Rate (+/-10bps)		5.65%
Gross Margin		2.65%
Index - Libor (50% 1YR L / 50% 6m L)		100.0%
Cap at the Roll		5.33%
Periodic Cap		1.94%
Life Cap		5.37%
Weighted Avg Rate/PMT Change Frequency (Months)		11.5/11.5
Weighted Avg Original Maturity		360
Weighted Avg Remaining Maturity		358
Months to Roll		82
Weighted Average LTV		75.0%
CA Concentration		30.0%
Full/Alt Documentation		50.0%
Cash-Out Refinance		40.0%
Single Family Detached		75.0%
Interest Only		85.0%
Weighted Average FICO		715.0
Average Loan Balance		$240,000
Conforming Balance		55.0%
Prepay Penalty		0.0%

All Characteristics are preliminary, subject to adjustment and pool finaling
54 Day Delay
Offering contemplates a 10% diligence sample
10% clean up call